SOLARFUN OBTAINED RMB6 BILLION CREDIT FACILITY WITH BANK OF SHANGHAI

SHANGHAI, China, July 20, 2010 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (“PV”) cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a wholly owned subsidiary of Solarfun, has obtained a credit facility in the amount not exceeding RMB6 billion, or an equivalent amount of foreign currency, from Bank of Shanghai, Nanjing branch (the “Bank”). The contract has a term of 5 years. Specific drawdowns against this facility are subject to internal review and approval by the Bank.

Gareth Kung, Chief Financial Officer of Solarfun, commented, “We are pleased to expand our partnership with Bank of Shanghai and view this new credit facility as an important component of our long term financial plan. It provides us with the capital resources and flexibility to continue to grow our business aggressively in the future, including capacity expansions, investments in technology, branding and project financing.”

About Solarfun
Solarfun manufactures silicon ingots, wafers, PV cells and PV modules and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.   SOLF-G
http://www.solarfun.com.cn

About Bank of Shanghai

Bank of Shanghai is a commercial bank based in Shanghai, China that was established on December 29, 1995.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

 Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  +86 158 1049 5326
E-mail:  rhu@ChristensenIR.com